Exhibit 99.1

Medigus: Eventer Announces Soft Launch of Its Event Platform in the U.S. with Influencer Amanda Russell’s
Virtual Book Launch Hosted by The Andy Roddick Foundation

OMER, Israel, November 6, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that it was informed by Eventer Technologies Ltd., Medigus’ subsidiary (50.1%), and an Israeli leading company engaged in interactive automated online and offline enterprise ticketing and events platform, based on AI technology, that it successfully soft launched its event platform in the U.S.

The event was a virtual event celebrating the book launch of The Influencer Code by Amanda Russell. The event was hosted by The Andy Roddick Foundation, which was established by the legendary American tennis player. Eventer oversaw registration and production of the unique private event.

Eventer develops unique tools for automatic creation, managing, promoting and billing of events and ticketing sales. With the growing demand for online enterprise and private communication over the last year, Eventer’s systems offer and enable advanced user-friendly solutions for online events, rather than solely offline venues, such as online concerts, enterprise events and online conferences. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events.

Eventer’s clients include leading production companies, such as Israeli Electric Corporation, American Express, Live Nation, DGTL, Dinners Club, media portals, broadcasting networks, academic institutions, entertainment and cultural organizations.

With Eventer, enterprises and individuals can easily create an event, customize landing pages, sell tickets through social media and a web and mobile integrated sales interface, manage the event and promotions and more. In the online venues segment, Eventer offers unique platform for building entertainment driven costumer experience.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in or derived from this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com